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                                                       EXHIBIT 7.13
                              BLACK BEAR REALTY, LTD.
                                7001 Center Street
                                Mentor, Ohio  44060

                                 February 13, 1996

Via Facsimile and Regular Mail

Board of Trust Managers
American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas  75063

Attention:     Mr. Charles W. Wolcott
               Mr.  William H. Bricker

Gentlemen:

     We regret the decision of the Trust Managers to decline our proposal contained in our December 26, 1995 letter to you. We believed then, and continue to believe now, that the proposal was in the best interests of American Industrial Properties REIT (the "Trust") and all its shareholders.

     As substantial shareholders of the Trust, we remain very interested in, and concerned about, the direction of the Trust. In light of the rejection of our proposal, the two very expensive lawsuits that have been brought by management of the Trust, including the lawsuit against the Trust's debtholders -- which, if determined adversely, management of the Trust has indicated in SEC filings may force the Trust to consider seeking bankruptcy protection -- and other factors, it is apparent that the Trust Managers have a different agenda from the shareholders. To protect the interests of all the Trust's shareholders, including our own, we intend to discuss with the holders of the debt of the Trust all available options with respect to that debt, including options that would include our purchasing the debt. We are aware that there are apparently ongoing negotiations between Public Storage, Inc., another Trust shareholder, and the debtholders. If any agreement is reached between them, and if any agreement between them includes the agreement of the Trust, we would carefully scrutinize any such agreement so as to insure that it benefits all shareholders.

     If you have any questions regarding our intended conversations with the debtholders, please do not hesitate to contact me.

                              Very truly yours,

                              BLACK BEAR REALTY, LTD.


                              By: /s/ Richard M. Osborne
                                 ---------------------------
                                 Richard M. Osborne, Manager
/rmo